Exhibit 4.3

Description of the Registrant’s Securities Registered

Pursuant to Section 12 of the Securities Exchange Act of 1934

The following description is a description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

As of January 28, 2022, the Registrant has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), its Common Stock.

The following is a summary of information concerning capital stock of the Registrant. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Registrant’s Amended and Restated Certificate of Incorporation, as amended, (the “Charter”) and Bylaws of the Registrant (the “By-Laws”), and are entirely qualified by these documents.

Common Stock

Authorized Shares. The Registrant is authorized to issue up to ten billion (10,000,000,000) shares of Common Stock.

Dividends. Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

Voting Rights. Each share of Common Stock is entitled to one vote per share on matters voted on by the stockholders.

Liquidation Rights. Subject to any preferential rights of outstanding shares of Preferred Stock, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution. As of January 28, 2022, holders of 31,658 shares of Series E Convertible Preferred Stock have the right to receive a liquidation preference equal to $13,34 per share prior to any distribution or payment to the holders of the Common Stock and pari passu with the Series G Stock and holders of 685,000 shares of Series G Stock have the right to receive a liquidation preference equal to $10,00 per share prior to any distribution or payment to the holders of the Common Stock and pari passu with the Series E Stock.

Other Rights. The shares of Common Stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of Common Stock are not currently entitled to pre-emptive rights.

Fully Paid. The issued and outstanding shares of Common Stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of Common Stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares.

Listing. The Common Stock is quoted on the OTCQB market under the symbol “TLSS”.